SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

VIA EDGAR TRANSMISSION

August 21, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Schlumberger N.V. (Schlumberger Limited)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed January 31, 2013

Comment Letter dated July 29, 2013

File No. 1-04601

Dear Mr. Schwall,

This letter sets forth the response of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to a comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 29, 2013 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-04601). For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth our response below such comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.

We note your response to prior comment one indicating you regard the costs being capitalized as development costs and that you have primarily relied upon guidance within the successful efforts method of accounting for oil and gas activities (FASB ASC 932-360-35-7) in developing your SPM accounting policy for amortization of such costs, and that you expect to recognize revenue as incremental production is achieved. However, you also indicate that your policy is based on certain provisions within the contract accounting guidance of FASB ASC 605. Given the nature of your interests, we would like to understand why you would not view the overall SPM arrangements to be subject to the guidance on accounting for oil and gas producing activities. Given that mineral interests and properties are defined in FASB ASC 932-360-20 to encompass a broad range of economic interests, including revenue interests and royalty interests, please describe any aspects of your interests that you believe are inconsistent with those that would ordinarily require application of the full cost or successful efforts method of accounting for your SPM

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2013

arrangements. Please submit the policy disclosure that you would propose to clarify all aspects of your accounting for these SPM arrangements, including the general provisions and estimates of incremental reserves upon which your production payments would be based.

Response:

During the second quarter of 2013, Schlumberger entered into its first SPM arrangement whereby it had a working interest in mineral resources. Schlumberger concluded that this project is subject to the guidance on accounting for oil- and gas-producing activities.

The following discussion pertains to all our SPM arrangements, exclusive of the project described above:

Prior to the project described above, Schlumberger had never taken an ownership interest in any mineral resources under its SPM arrangements. Schlumberger is a service company and is not engaged in the business of exploration or production of oil and gas. Our customers are engaged in the business of exploration and production of oil and gas and we provide various services and technology to them.

As noted in previous responses to the Staff, compensation for our services in SPM arrangements is different from our normal service delivery model. For SPM, instead of being paid when our services are provided, as in the rest of our business, we are compensated based only upon achievement of incremental production (i.e., production above a mutually agreed baseline) that our customers are able to achieve due to our expertise. We view these SPM arrangements as just a different mechanism to be paid for our services, which aligns our interests with those of our customers.

We did not initially conclude that these arrangements were necessarily the equivalent of revenue interests or royalty interests (as those terms are generally used in the oil and gas industry) because we are not the lessor of the subject properties, we do not have any rights to the mineral interests, the arrangements are entered into with the operator, and our compensation, while based on incremental production, is not always tied to the price of hydrocarbons received by the operator.

In light of these facts, we concluded that it was unclear whether these arrangements fell within the scope of ASC 932. We therefore considered ASC 932 as well as other accounting standards in developing our accounting model for these arrangements. Based on our review of the accounting standards, we concluded that, given our facts and circumstances, the appropriate accounting model for Schlumberger to follow was one whereby revenue is recognized at the time incremental production is achieved (i.e., when the revenue is realized) and the related costs are capitalized and amortized such that each incremental unit produced by our customer is assigned a pro-rata portion of the unamortized costs. Schlumberger further concluded that, in the context of Schlumberger’s activities, there was no substantive difference whether these arrangements

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2013

technically fell within the scope of ASC 932 or the other accounting standards Schlumberger considered because the accounting model that we deemed appropriate was consistent with the successful efforts method described in ASC 932 as well as the other standards we reviewed for guidance. Therefore, we determined that our accounting for these arrangements was consistent with both ASC 605 and ASC 932, as both pieces of literature resulted in the same accounting for the capitalized costs. This is why our prior responses make references to both ASC 605 and ASC 932.

Schlumberger is cognizant that ASC 932 has very specific disclosure requirements and this was, from a practical perspective, the most significant difference between following ASC 932 or another piece of authoritative literature. However, the disclosure requirements in ASC 932-235-50-2 are required of registrants that have “significant oil- and gas-producing activities”. Because Schlumberger’s SPM arrangements are well below the thresholds set forth in ASC 932 for such activities to be considered significant, these disclosure requirements are not applicable to it.

We acknowledge that ASC 932-235-50-1 requires entities to disclose the method of accounting for costs incurred in oil- and gas-producing activities and the manner of disposing of capitalized costs relating to these activities. However, Schlumberger has not historically included disclosure of these arrangements in our “Summary of Accounting Policies” because we believe the activities related to these arrangements are not material to Schlumberger’s consolidated financial statements. Specifically, revenue under these SPM arrangements is projected to represent only approximately 1% of Schlumberger’s 2013 consolidated revenue. Capitalized costs relating to such arrangements represent only approximately 1% of Schlumberger’s total assets as of June 30, 2013. The impact on Schlumberger’s fiscal 2012 and prior fiscal year financial statements was even less significant. In addition, Schlumberger regularly assesses these activities to determine whether they rise to a level of materiality that would warrant an accounting policy or other disclosure in our filings and will continue to do so in the future. We discussed our analysis and conclusions on these matters with our auditors.

In conclusion, both Schlumberger and our auditors believe that our accounting is supported by, and would be the same under, numerous standards. Specifically, although we are applying ASC 932 to these arrangements, we believe our accounting is supported by both ASC 605 and ASC 932. Additionally, as these SPM arrangements represent such a small portion of Schlumberger’s overall activities, we do not believe that any additional disclosure is required at this time.

Our hope is that this additional background clarifies our analysis and the reason for the references to the different accounting literature in our prior responses, and clarifies the relative size of these arrangements to Schlumberger. If the Staff would like additional clarification, we would be happy to participate in a teleconference with the Staff at a convenient time.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2013

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Saul Laureles, Deputy General Counsel and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul Laureles
Name:	Saul Laureles
Title:	Deputy General Counsel
and Assistant Secretary

cc:	Alexander C. Juden
Secretary and General Counsel

Simon Ayat
Executive Vice President and Chief Financial Officer

Howard Guild
Chief Accounting Officer

Mark Bumgarner
PricewaterhouseCoopers LLP

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP